LEAD INVESTOR



Timothy Nott

My first taste of what was to become MobCraft came after a clandestine late-night meeting in a Madison parking lot. I left with six bottles of beer. Six distinct flavors. Some of which went on to become production runs at MobCraft. I was blown away by the variety and the quality of the product. Henry had told me how he meant to run his operation -- the crowd decides what we make. His no-ego, customer-first approach embodies my personal philosophy of entrepreneurship. Ask the customer what they want, find the best way to deliver, rinse-and-repeat. Over the years, I have enjoyed watching MobCraft grow and learning from Henry. Whenever I ask him why he has made a certain decision, I get a deep dive into the trends that are moving the market. And it's not just talk and theory. Visiting the taproom in Milwaukee, you know you are in a well-run establishment that takes care of its customers. The vibe is great. The staff is knowledgeable. It's a place where a beer lover wants to be. I'm thrilled to help bring these taprooms to cities large and small across the country -- anywhere people like to get together and enjoy a great beer. And, for the dreamers, the chance to have their perfect beer made. I'm one of those dreamers, and I got to have my perfect beer made for a perfect day. Back in 2013, MobCraft delivered a half barrel of Peach Pit Belgian Wit to my wedding reception. The bartender said he never saw a keg empty so fast. It was a big hit. Join me in helping MobCraft expand and make dreams come true for beer lovers everywhere

Invested $2,500 this round & $525 previously

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